AMENDED AND RESTATED OPERATING AGREEMENT

FOR

<u>NUDE FOODS MARKET, LLC</u>

September 19, 2023

TABLE OF CONTENTS

<u>List of Exhibits</u>

AMENDED AND RESTATED OPERATING AGREEMENT FOR NUDE FOODS MARKET, LLC

This Amended and Restated Operating Agreement (this "Agreement") of Nude Foods Market, LLC, a Colorado limited liability company (the "Company"), entered into effective as of September 19, 2023 (the "Effective Date"), by and between the Company and the Members.

In consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Members agree as follows:

ARTICLE I DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the indicated meaning:

"Acceptance Notice" is defined in Section 11.01(c).

"Act" means the Colorado Limited Liability Company Act, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, a deficit balance in such Member's Capital Account as of the end of the fiscal year after giving effect to the following adjustments: (a) Credit to such Capital Account the additions, if any, permitted by Treasury Regulations §§1.704-1(b)(2)(ii)(*c*) (referring to obligations to restore a capital account deficit), 1.704-2(g)(1) (referring to "partnership minimum gain") and 1.704-2(i)(5) (referring to a partner's share of "partner nonrecourse debt minimum gain"), and (b) Debit to such Capital Account the items described in §§1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) and (*6*) of the Treasury Regulations. This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation §1.704-1(b)(2)(ii)(*d*).

"Adjusted Properties" is defined in Section 9.02.

"Affiliate" means with respect to a Person, (a) any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, or (b) any trust, family partnership or other entity established primarily for the benefit of such Person or any Person described in clause (a) of this definition. As used in this definition, the word "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" is defined in the introductory paragraph.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with,

any Governmental Authority.

"Available Cash" means, at a particular time, the cash and cash equivalents held by the Company, less such cash reserves as the Members determine are necessary to pay on a timely basis Company costs and expenses, including operating costs and expenses, taxes, debt service, capital expenditures and other obligations of the Company, taking into account the anticipated revenues of the Company.

"Business" is defined in Section 2.05.

"Business Day" means any day other than a Saturday or Sunday or other day upon which banks are authorized or required to close in the State of Colorado.

"Capital Account" is defined in Section 10.02(a).

"Capital Contribution" means for any Member at the particular time in question the aggregate of the dollar amounts of any cash and cash equivalents contributed by such Member to the capital of the Company, plus the value, as determined by the Members, of any property contributed by such Member to the capital of the Company.

"Carrying Value" The initial Carrying Value of property contributed to the Company by a Member means the value of such property at the time of contribution as determined by the Members. The initial Carrying Value of any other property shall be the adjusted basis of such property for federal income tax purposes at the time it is acquired by the Company. The initial Carrying Value of a property shall be reduced (but not below zero) by all subsequent depreciation, cost recovery, depletion, and amortization deductions with respect to such property as taken into account in determining profit and loss. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 10.02(b) and Treasury Regulation §1.704-1(b)(2)(iv)(*m*), and to reflect changes, additions, or other adjustments to the Carrying Value for dispositions, acquisitions, or improvements of Company properties, as deemed appropriate by the Members.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future Law.

"Common Units" means Units.

"Company" is defined in the introductory paragraph.

"Confidential Information" means information concerning the properties, operations, business, trade secrets, technical know-how and other non-public information and data of or relating to the Company, its properties, and any technical information with respect to any project of the Company.

"Corrective Allocations" is defined in Section 9.02(b).

"Distribution" means a distribution made by the Company to a Member, whether in cash, property, or securities of the Company and whether by liquidating distribution or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units; (b) any recapitalization or

exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a service provider for the Company. "Distribute" when used as a verb shall have a correlative meaning.

"Drag-Along Notice" is defined in Section 12.07.

"Dragged Member" means any Member, other than a Dragging Member, that receives a Drag-Along Notice pursuant to Section 12.07.

"Dragging Member" is a Member, operating unilaterally or banding together with one or more Members together holding collective Membership Interests of greater than 50% of total issued and outstanding Units, with the intention of completing a Transfer of all or a majority of Membership Interests in the Company to a Proposed Purchaser.

"Effective Date" is defined in the introductory paragraph.

"Exempt Transfer" is defined in Section 12.02.

"Exercise Period" is defined in Section 11.01(c).

"Exercising Member" is defined in Section 11.01(d).

"Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's-length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

"Governmental Authority" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"Indebtedness" means (a) all indebtedness for borrowed money, (b) all obligations evidenced by bonds, notes, debentures, bankers acceptances, or similar instruments, and (c) guarantees of the obligations under (a) or (b) for persons other than related to the Company.

"Issuance Notice" is defined in Section 11.01(b).

"Law" or "Laws" means all applicable federal, state, tribal and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, restrictions and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

"Lien" means any mortgage, deed of trust, lien (statutory or otherwise), pledge, hypothecation, charge, deposit arrangement, preference, priority, security interest, option, right of first refusal or other transfer restriction or encumbrance of any kind (including

preferential purchase rights, conditional sales agreements or other title retention agreements, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction to evidence any of the foregoing).

"Managing Member" is a Member of the Company as described in ARTICLE V, Exhibit A, and elsewhere.

"Member" means a Person designated as a Member of the Company on Exhibit A attached hereto, a Person admitted as an additional Member or substituted Member pursuant to this Agreement. In Section 6.13, Section 7.05, Section 12.04, Section 12.05, Section 12.06, Section 12.12, Section 12.13, and Section 15.09 of this Agreement, this definition of Member shall include any owner, officer, director, shareholder, manager, member, managing member, partner or trustee of a Person so designated as a Member.

"Membership Interest" means, with respect to any Member, (a) that Member's status as a Member, (b) that Member's Capital Account and share of the Profits, Losses and other items of income, gain, loss, deduction and credits of, and the right to receive distributions (liquidating or otherwise) from, the Company under the terms of this Agreement, (c) all other rights, benefits and privileges enjoyed by that Member (under the Act or this Agreement) in its capacity as a Member, including that Member's rights to vote, consent and approve those matters described in this Agreement, and (d) all obligations, duties and liabilities imposed on that Member under the Act or this Agreement in its capacity as a Member. Membership Interests shall be denominated in Units.

"Members' Appointee" is defined in Section 5.02.

"Misconduct" means, with respect to the Members (a) an act or acts by a Member constituting a breach of fiduciary duty (if applicable), gross negligence or willful misconduct relating to the Company or its business and affairs, or (b) an act or acts by a Member or any officer or director of any of the foregoing, constituting fraud, a plea of "no contest" or a conviction for a felony, or a plea of "no contest" or a conviction for a drug-related crime, whether or not related to the Company or its business and affairs.

"Member Ownership Change" means, in the case of a Member that is not a natural person, the Transfer of any or all of a Person's ownership interest in any such Member to any other Person.

"New Securities" is defined in Section 11.01(a).

"Non-Exercising Member" is defined in Section 11.01(d).

"Over-Allotment Exercise Period" is defined in Section 11.01(d).

"Over-Allotment Notice" is defined in Section 11.01(d).

"Participation Units" is defined in Section 12.08(c)(i).

"Person" means a natural person, corporation, joint venture, partnership, limited liability partnership, limited partnership, limited liability limited partnership, limited liability company, trust, estate, business trust, association, governmental authority, or any

other entity.

"Prime Rate" means a rate per annum equal to the *lesser of* (a) an annual rate of interest that equals the floating commercial loan rate as published in the Wall Street Journal from time to time as the "Prime Rate," adjusted in each case as of the banking day in which a change in the Prime Rate occurs, as reported in the Wall Street Journal; *provided, however,* that if such rate is no longer published in the Wall Street Journal, then it shall mean an annual rate of interest that equals the floating commercial loan rate of Citibank N.A., or its successors and assigns, announced from time to time as its "base rate," adjusted in each case as of the banking day in which a change in the base rate occurs, and (b) the maximum rate permitted by applicable Law.

"Profit" or "Loss" means the income or loss of the Company as determined under the capital accounting rules of Treasury Regulation §1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of Members including, without limitation, the provisions of paragraphs 1.704-1(b)(2)(iv)(*g*) and 1.704-1(b)(4) of those regulations relating to the computation of items of income, gain, deduction and loss.

"Proposed Transferee" is defined in Section 12.08(a).

"Prospective Purchaser" is defined in Section 11.01(b).

"Regulatory Allocations" is defined in Section 8.02(h).

"Required Interest" of the Members or a subset thereof means Members holding more than 69% of the issued and outstanding Units then held by all Members or such subset thereof, respectively.

"Sale Notice" is defined in Section 12.08(c).

"Securities Act" means the Securities Act of 1933, as amended from time to time. Any reference herein to a specific section or sections of the Securities Act shall be deemed to include a reference to any corresponding provision of future Law.

"Selling Member" is defined in Section 12.08(a).

"Service" means service to the Company or an affiliate as an employee, a director or a consultant or an independent contractor or advisor. The Members determines when Service terminates for all purposes under this Agreement.

"Sharing Ratio" means, with respect to a Member, a percentage, the numerator of which is the number of issued and outstanding Units held by such Member, and the denominator of which is the total number of issued and outstanding Units.

"Tag-Along Member" is defined in Section 12.08(a).

"Tag-Along Notice" is defined in Section 12.08(d)(ii).

"Tag-Along Period" is defined in Section 12.08(d)(ii).

"Tag-Along Portion" is defined in Section 12.08(d)(i).

"Tag-Along Sale" is defined in Section 12.08(a).

"Third Party Purchaser" means any Person who, immediately prior to the contemplated transaction, (a) does not, directly or indirectly, own or have the right to acquire any outstanding Units; or (b) is not an Affiliate of any Person who, directly or indirectly, owns or has the right to acquire any Units.

"Transfer" or "Transferred" means, with respect to any asset, including Units or any portion thereof, including any right to receive distributions from the Company or any other economic interest in the Company, a sale, assignment, transfer, conveyance, gift, exchange or other disposition of such asset, whether such disposition be voluntary, involuntary or by merger, exchange, consolidation or other operation of Law, including the following: (a) in the case of an asset owned by a natural person, a transfer of such asset upon the death of its owner, whether by will, intestate succession or otherwise, (b) in the case of an asset owned by a Person that is not a natural person, a distribution of such asset, including in connection with the dissolution, liquidation, winding up or termination of such Person (other than a liquidation under a deemed termination solely for tax purposes), and (c) a disposition in connection with, or in lieu of, a foreclosure of a Lien; *provided, however,* a Transfer shall not include the creation of a Lien.

"Treasury Regulations" means regulations issued by the Department of Treasury under the Code. Any reference herein to a specific section or sections of the Treasury Regulations shall be deemed to include a reference to any corresponding provision of future regulations under the Code.

"Unit" is defined in Section 2.07.

ARTICLE II
THE LIMITED LIABILITY COMPANY

Section 2.01 **Formation**. The Members have caused the formation of the Company pursuant to the Act. The Members agree that the Company shall be governed by the terms and conditions set forth in this Agreement. To the fullest extent permitted by the Act, this Agreement shall control as to any conflict between this Agreement and the Act or as to any matter provided for in this Agreement that is also provided for in the Act.

Section 2.02 **Name**. The name of the Company shall be:

NUDE FOODS MARKET, LLC

Section 2.03 **Articles of Organization**. The Members have caused articles of organization that comply with the requirements of the Act to be properly filed with the Colorado Secretary of State. The Members shall execute such further documents (including amendments to the articles of organization) and take such further action as shall be appropriate or necessary to comply with the requirements of Law for the formation, qualification, or operation of a limited liability company in all states and counties where the Company may conduct its business.

Section 2.04 **Registered Office and Agent; Principal Place of Business**. The location of the registered office of the Company and the Company's registered agent at such address shall be determined by the Members. The location of the principal place of business of the Company shall be at such location as the Members may from time to time select.

Section 2.05 **Purpose**. The business of the Company shall be (a) to provide zero waste grocery sales and delivery services, (b) the taking of such other actions and engaging in such other activities as may be reasonably necessary or desirable to pursue or accomplish the foregoing, and (c) the conduct of any other business or activity that may be lawfully conducted by a limited liability company organized pursuant to the Act (collectively, the "Business"). The Business of the Company may be conducted directly by the Company or indirectly through another company, joint venture, or other arrangement.

Section 2.06 **The Members**. The name, business address and number of Units of each Member are set forth on Exhibit A attached hereto. Upon the admission of additional or substituted Members in accordance with this Agreement, the Members' Appointee shall update Exhibit A attached hereto to reflect the then current ownership of Units. Notwithstanding anything to the contrary herein, the update by the Members' Appointee of Exhibit B pursuant to this Section 2.06 shall not be considered an amendment to this Agreement.

Section 2.07 **Authorized Units; Issuance of Additional Units**.

(a) Units. The Membership Interest authorized to be issued by the Company shall be denominated in units (each, a "Unit"). As of the Effective Date, the Company shall be authorized to issue 100,000 Units. With the prior approval of a Required Interest of the Members, the Managing Members shall have authority to issue such number of "Units" for such terms and conditions as the Managing Members deem appropriate, up to a maximum of 100,000 Units. Units have been issued as set forth on Exhibit A. Units shall be entitled to distributions and allocations in accordance with the provisions of ARTICLE VII and ARTICLE VIII and shall have the right to vote on all matters on which the Members are entitled to vote pursuant to the Act or this Agreement. The Members' Appointee shall amend Exhibit A (without the need for separate approval of the Members) relating to each issuance of Units and shall periodically deliver or mail, or cause to be delivered or mailed, a copy of any such amendment thereto to the Members.

(b) Authorization or Issuance of Additional Units. With the prior approval of the Required Interest, the Managing Members may from time to time (a) increase or decrease (but not below the total number of the then outstanding Units) the total number of Units that the Company is authorized to issue and the number of Units constituting any class or series of Units, (b) authorize the issuance of additional classes or series of Units and fix and determine the designation and the relative rights, preferences, privileges and restrictions granted to or imposed on such additional classes and series of Units (including the rights, preferences and privileges that are senior to or have preference over the rights, preferences or privileges of any then outstanding or authorized class or series of Units) and (c) amend or restate this Agreement as necessary to effect any or all of the foregoing. Additional Units may be issued for such Capital Contributions as shall be determined by the Managing Members. If the issuance of additional Units has been properly approved in accordance with this Agreement, the Persons to whom such additional

Units have been issued shall automatically be admitted to the Company as Members with respect to such additional Units, subject to the satisfaction or waiver of the requirements set forth in Section 12.11. The valuation of the Company for purposes of the issuance of additional Units shall be determined in consensus by the Managing Members, in their subjective determination.

Section 2.08 **Term**. The Company shall have perpetual existence; *provided*, that the Company shall be dissolved upon the occurrence of an event set forth in Section 13.02.

Section 2.09 **Conversion to Stock Corporation**.

(a) In the event that the Managing Members determine that it would be advisable for the Company to convert from a limited liability company into a stock corporation (a "Company Reorganization"), the Managing Members, with the consent of majority of the Board and the consent a Required Interest of the Members, shall have the power and authority to effect such Company Reorganization; provided that each Member shall receive, as a result of the Company Reorganization and with respect to its Units, shares of stock of the successor corporation that have (i) the right to receive (immediately following the Company Reorganization) liquidating distributions from the Company that are on par as to preference with such right (immediately before the Company Reorganization) attributable to the Units exchanged therefor, (ii) rights to receive dividends from the successor corporation that are on par as to timing and preference with the rights attributable to the Units exchanged therefor to receive interim distributions (other than tax distributions required by Section 7.01) from the Company, (iii) relative voting rights that are on par with those attributable to the Units exchanged therefor, (iv) restrictions on transfer that are on par with those attributable to the Units exchanged therefor, (v) vesting, forfeiture and repurchase restrictions that are on par with those attributable to the Units exchanged therefor, (vi) preemptive rights that are on par with those attributable to the Units exchanged therefor, and (vii) other material rights that are on par with those attributable to the Units exchanged therefor.

(b) If the Managing Members, with the consent of a Required Interest of the Members, effect a Company Reorganization in accordance with this Section 2.09, all Members shall be obligated (i) to vote in favor of and execute all necessary consents with respect to such Company Reorganization, (ii) to execute and deliver agreements relating to the Company Reorganization (including documents of conveyance) in the same form, and on the same terms and conditions, as the agreements and other documents entered into by the Members that hold a Required Interest of the Members, (iii) to Transfer its Units in accordance with such agreements and other documents in consummation of the Company Reorganization, and (iv) otherwise, to cooperate in effecting such Company Reorganization. Immediately prior to a Company Reorganization, the Company shall revalue its property and any unrealized items of Profit or Loss associated with such revaluation that have not previously been reflected in the Capital Accounts of the Members shall be allocated among the Members in accordance with ARTICLE VIII.

ARTICLE III
CAPITAL CONTRIBUTIONS

Section 3.01 **Capital Contributions**. Prior to or concurrently with the execution and delivery of this Agreement, each of the Members has made or is making Capital

Contributions to the Company in exchange for Units described opposite its respective name on Exhibit A attached hereto.

Section 3.02 Additional Capital Contributions.

(a) Additional Capital Contributions. If the Managing Members at any time or from time to time determine that the Company requires additional Capital Contributions, then the Managing Members shall give notice (the "Contribution Notice") to each Member of (i) the total amount of additional Capital Contributions needed, (ii) the reason the additional Capital Contribution is needed, and (iii) each Member's proportionate share of the total additional Capital Contribution needed. Upon receipt of such notice, if the Members holding the Required Interest determine that the Company requires the recommended additional Capital Contributions, each Member shall contribute such Member's share of such additional Capital Contributions. A Member's share of the additional Capital Contributions shall be equal to the product obtained by multiplying the Sharing Ratio and the total additional Capital Contributions required. Within thirty (30) days after the Members have determined the amount of additional Capital Contribution required, each Member shall pay the Member's share, in cash or by certified check, to the Company.

(b) Non-Contributing Members. If a Member fails to make the payment required by the Contribution Notice, the Company will be entitled to enforce the obligations of each Member to make the contributions to capital specified in the Contribution Notice, and the Company will have all remedies at law or in equity in the event any such contribution is not so made. No Member who has failed, and for so long as such Member continues to fail, to make a capital contribution required by a Contribution Notice may vote on any matter brought before the Company. Additionally, should any Member (the "Defaulting Member") fail to make a capital contribution required of it by a Contribution Notice, the Defaulting Member will be in default, any of the other Members will have the right and option to make a loan to the Defaulting Member as follows:

(i) Within ten days after the Defaulting Member's capital contribution was due, the Managing Members will notify each other Member of the amount of the capital commitment not made. A Member's pro rata share shall mean that percentage each other Member's Units bears to the aggregate Units of all other Members. Any other Member may elect to lend the Defaulting Member funds equal to the capital contribution for that other Member's pro rata share, which funds are then paid directly to the Company.

(ii) The terms of the lending of funds to the Defaulting Member by a Member are between the Defaulting Member and the Member lending the funds, and are outside the scope of this Agreement.

(iii) None of the terms, covenants, obligations, or rights contained in this Section 3.02 is or may be deemed to be for the benefit of any person other than the Members and the Company, and no such third person will under any circumstances have any right to compel any actions or payments by the Members or to exercise any Company or Member rights under this Agreement.

Section 3.03 **No Third Party Right to Enforce**. No Person other than a Member shall have the right to enforce any obligation of a Member to contribute capital hereunder and specifically no lender or other third party shall have any such rights.

Section 3.04 **Return of Contributions**. No Member shall be entitled to the return of any part of its Capital Contributions or to be paid interest with respect to either its Capital Account or its Capital Contributions. No unrepaid Capital Contribution shall constitute a liability of the Company or any Member. A Member is not required to contribute or to lend cash or property to the Company to enable the Company to return any Member's Capital Contributions. The provisions of this Section 3.04 shall not limit a Member's rights under ARTICLE XII.

Section 3.05 **Discretionary Loans**. If at any time the Company has insufficient Available Cash and reserves to conduct its business and operations consistent with its ordinary and usual course, the Members may, if requested by the Managing Members, but shall not be obligated to, advance all or any portion of such cash deficiency to the Company. If more than one Member elects to make such advance, and unless such electing Members agree otherwise, such electing Members shall make the advances in proportion to their respective Sharing Ratios. All advances made pursuant to this Section shall constitute loans from the advancing Members to the Company, shall bear interest at the Prime Rate and shall not be considered as part of the Company's equity or Members' Capital Contributions. Any such loan shall be subordinate to any loans from any then existing third-party lender to the Company if required by such lender, and, at such advancing Member's election, shall be repaid prior to any distributions or other payments to the Members.

ARTICLE IV
REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 4.01 **Conflict and Tax Representations**. Each Member represents and warrants to the other Members and the Company as follows:

(a) Such Member has been advised that (i) a conflict of interest may exist among the Members' individual interests, (ii) this Agreement has tax consequences and (iii) that it should seek independent counsel in connection with the execution of this Agreement;

(b) Such Member has had the opportunity to seek independent counsel and independent tax advice prior to the execution of this Agreement and no Person has made any representation of any kind to it regarding the tax consequences of this Agreement; and

(c) This Agreement and the language used in this Agreement are the product of all parties' efforts and each party hereby irrevocably waives the application and benefit of any rule of contract construction that disfavors the drafter of an agreement.

Section 4.02 **Investment Representations and Warranties**. In acquiring an interest in the Company, each Member represents and warrants to the other Members and the Company that it is acquiring such interest for its own account for investment purposes and not with a view to the sale or distribution of the interest in the Company. Each

Member recognizes that investments such as those contemplated by this Agreement are speculative and involve substantial risk. Each Member further represents and warrants that the other Members have not made any guaranty or representation upon which it has relied concerning the possibility or probability of profit or loss as a result of its acquisition of an interest in the Company.

Section 4.03 **Survival**. The representations and warranties set forth in this ARTICLE IV shall survive the execution and delivery of this Agreement and any documents of Transfer provided for under this Agreement.

ARTICLE V
COMPANY MANAGEMENT

Section 5.01 **Managing Members**. The Company shall be managed by the certain Members of the Company (the "Managing Members"). The Managing Members are named in Exhibit A. Collectively, the Managing Members shall comprise a board (the "Board"). The Board shall be comprised of three Members. The size of the Board may be increased upon the approval of the Required Interest of the Managing Members.

Section 5.02 **Members' Appointee**. The Managing Members shall appoint one Managing Member to act as the Members' Appointee (the "Members' Appointee"). The primary duty of the Members' Appointee is to provide updates to Members of changes to the Company, voting results, and meeting minutes in accordance with and as required by this Agreement. The term of the Member's Appointee shall be one (1) year from the date of appointment by the Managing Members, and can be renewed indefinitely for additional terms of one (1) year. Additional powers and duties of the Members' Appointee and the terms of current and previous Members' Appointees are listed in Exhibit B.

Section 5.03 **Fundamental Issues**. Each of the below shall be considered a "Fundamental Issue" that shall be voted on by the Required Interest of the Managing Members:

(a) incur, issue, or become obligated to issue or incur any Indebtedness;

(b) expand operations to additional brick-and-mortar locations;

(c) issue additional Units of Membership Interest in the Company;

(d) materially change the nature of the business conducted by the Company;

(e) liquidate, dissolve or wind-up the business and affairs of the Company;

(f) file for any voluntary bankruptcy or similar insolvency filing or fail to defend any involuntary act of bankruptcy or similar insolvency filing;

(g) make Distributions;

(h) make Distributions in kind, except as provided in Section 7.04; and

(i) take any actions that result in registration of the Company's securities under the Securities Act of 1933 or the Company being required to file periodic reports under the Securities Exchange Act of 1934.

Section 5.04 **Deadlock**. If at two successive meetings of the Managing Members, the Managing Members are unable to reach a decision by the required vote regarding a Fundamental Issue submitted for consideration at such meetings, there shall be a deadlock (a "**Deadlock**"). During the continuation of any Deadlock, the Company shall continue to operate in a manner consistent with its prior practices and this Agreement until such time as such Deadlock is resolved. If the Deadlock involves the approval of the Company's annual business plan or budget, the Company shall operate its business in accordance with the business plan or budget then in effect until such Deadlock is resolved; *provided*, that all monetary line items set forth therein shall be increased by 5%.

Section 5.05 **Mediation**. If the Members are unable reach agreement as to the Fundamental Issue, or otherwise desire to settle a dispute, within the time period set forth in Section 5.04 (including any agreed extensions), the Deadlock shall be mediated (the "**Mediation**") within 15 Business Days from the date a written request for mediation is made by any Managing Members and delivered to the Company and the other Managing Members. The Mediation shall take place in Boulder, Colorado and shall be in English. The Mediation shall be conducted before a single mediator to be unanimously agreed upon by the Managing Members. If the Managing Members cannot unanimously agree on the mediator, each Managing Members shall select a mediator and such mediators shall together unanimously select a neutral mediator who will conduct the mediation. Each Managing Members shall bear the fees and expenses of its mediator and all the Managing Members shall equally bear the fees and expenses of the final mediator. The decision of the mediator shall be final and binding on the Managing Members.

Section 5.06 **Management Authority**. The Managing Members shall have the authority on behalf of the Company to make all decisions with respect to the Company's activities and Business without the approval of the Members. In connection with the implementation, consummation or administration of any matter within the scope of the Managing Members' authority, the Managing Members are authorized, without the approval of the Members, to make all employment decisions regarding the Company and its employees or personnel, including but not limited to hiring and firing employees, to execute and deliver on behalf of the Company contracts, instruments, conveyances, checks, drafts and other documents of any kind or character to the extent the Managing Members deem it necessary or desirable. The Managing Members may delegate to officers, employees, agents, or representatives any or all of the foregoing powers by written authorization identifying specifically or generally the powers delegated or acts authorized.

Section 5.07 **Duties**. The Managing Members shall devote such time to the business and affairs of the Company as the Managing Members may determine, in the Managing Members' reasonable discretion, is necessary for the efficient carrying on of the Company's Business.

(a) In the event a Managing Member fails at his or her duties for a period of sixty (60) consecutive days, the remaining Managing Members can vote to establish non-compliance and begin the process of converting the non-compliant Managing Member to a Member. The start date of the failure must be documented.

(b) If one or more Managing Members disputes the completion of another Managing Member's duties, he or she must do so in writing in the form of a complaint delivered by certified delivery to the residential addresses of all Managing Members and all other Members. If certified delivery is not available, hand delivery by a third party is acceptable.

(c) If a Managing Member receives a complaint as described above, he or she must fulfill his or her established duties within fourteen (14) days.

(d) If there is dispute as to what any Managing Member's duties are or if those duties are being fulfilled; and the Members have made every attempt to resolve the dispute among themselves gone through the dispute process outlined in section (a) through (c) of this article, the Members agree to enter into binding mediation or arbitration. If the Members fail to reach an agreement through arbitration or mediation, the Members agree to file a complaint in the appropriate Court to determine whether the Managing Member has failed to fulfill their duties.

(e) In the event of a dispute of a Managing Member's duties, Managing Members may negotiate an exchange of Membership interests for a lesser amount of duties.

Section 5.08 **Reliance by Third Parties**. No third-party dealing with the Company shall be required to ascertain whether a Managing Member is acting in accordance with the provisions of this Agreement. All third parties may rely on a document executed by a Managing Member as binding on the Company. The foregoing provisions shall not apply to third parties who are Affiliates or family members of any such Person executing any such document. If a Managing Member acts without authority, it shall be liable to the Members for any damages arising out of its unauthorized actions.

Section 5.09 **Resignation**. A Managing Member may resign at any time by giving written notice to the Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Members, and the acceptance of the resignation shall not be necessary to make it effective, at which point such resigning Managing Member shall be a Member and no longer a Managing Member.

Section 5.10 **Removal**. A Managing Member may be removed only by action of a Required Interest of the Members. Upon such removal, such resigning Managing Member shall be a Member and no longer a Managing Member.

Section 5.11 **Officers**.

(a) Officers of the Company, including members of a Board of Advisors or a Board of Directors, may be appointed from time to time by the Managing Members. No officer need be a Member. Any officers so designated shall have such authority and perform such duties as the Managing Members may, from time to time,

delegate to them. The Managing Members may assign titles to particular officers and, unless the Managing Members decide otherwise, if the title is one commonly used for officers of a Colorado corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office.

(b) Each officer shall hold office until his successor is duly designated and qualified or until his death or until he resigns or is removed by the Managing Members with or without cause. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers of the Company shall be fixed from time to time by the Managing Members.

Section 5.12 **Information Relating to the Company**. Upon written request, the Managing Members and specifically the Members' Appointee shall supply to a Member any information required to be available to the Members under the Act.

Section 5.13 **Exculpation and Indemnification**.

(a) In carrying out their respective duties hereunder, the Managing Members and the officers shall not be liable to the Company nor to any Member for their good faith actions, or failure to act, nor for any errors of judgment, nor for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement, but shall be liable for fraud, willful misconduct or gross negligence in the performance of their respective duties under this Agreement.

(b) To the extent the Managing Members or the officers have duties (including fiduciary duties) and liabilities relating thereto to the Company or to any Member, the Managing Members or the officers acting under this Agreement shall not be liable to the Company or to any Member for such Person's good faith reliance on the provisions of this Agreement, the records of the Company, and such information, opinions, reports or statements presented to the Company by any of the Company's other officers or employees, or by any other Person as to matters such Managing Member or any such officer reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Section 7-80-408 of the Act. No Managing Member or officer of the Company, or any combination of the foregoing, shall be liable under any judgment of a court personally, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Managing Member or officer of the Company or any combination of the foregoing.

(c) Subject to the limitations of the Act, the Company shall indemnify, defend, save and hold harmless the Managing Members and the officers from and against third party claims arising as a result of any act or omission that the Managing Member or any such officer believed in good faith to be within the scope of authority conferred in accordance with this Agreement, except for fraud, willful misconduct or gross negligence. In all cases, indemnification shall be provided only out of and to the extent of the net assets of the Company and no Member shall have any personal liability whatsoever on account thereof. Notwithstanding the foregoing, the Company's indemnification of the Managing Members and officers as to third party claims shall be only with respect to such

loss, liability or damage that is not otherwise compensated by insurance carried for the benefit of the Company.

Section 5.14 **Management Fee; Reimbursements**. A Managing Member may be entitled to compensation for performance of the duties hereunder. If a Managing Member is entitled to compensation, such compensation shall be in an amount approved by a Required Interest of the Members. Additionally, a Managing Member shall be entitled to reimbursement from the Company for out-of-pocket costs and expenses incurred by the Managing Member for or on behalf of the Company.

Section 5.15 **Affiliate Transactions**. In addition to those transactions, agreements, contracts and undertakings specifically set forth in this Agreement, the Managing Members may cause the Company to enter into transactions, agreements, contracts and undertakings with any Member or any respective Affiliates, so long as such transactions, agreements, contracts or undertakings are either (a) approved by the Members, or (b) on terms not less favorable to the Company than the terms of similar transactions, agreements, contracts or undertakings entered into by Persons in the same or a similar Business as the Company in arms-length agreements with unrelated Persons.

ARTICLE VI
MEMBERS

Section 6.01 **Limited Liability**. The liability of each Member shall be limited as provided by the Act. Except as permitted under this Agreement, a Member shall take no part in the control, management, direction, or operation of the affairs of the Company, and shall have no power to bind the Company in its capacity as a Member.

Section 6.02 **Quorum and Voting**. Except as otherwise stated below, Members holding a Required Interest of the Members, represented in person or by proxy, shall be necessary to constitute a quorum at meetings of the Members. One or more Members may participate in a meeting of the Members by means of video conference, telephone, or similar communication equipment by which all persons participating in the meeting can hear each other at the same time, and such participation shall constitute presence in person at the meeting. If a quorum is present, the affirmative vote of a Required Interest of the Members that are present at the meeting or represented by proxy shall be the act of the Members, unless a greater number is required by the Act or this Agreement. In the absence of a quorum, those present may adjourn the meeting for any period, but in no event shall such period exceed sixty (60) days.

Section 6.03 **Information Action**. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if the action is evidenced by a written consent describing the action taken, signed by Members holding at least seventy five percent (75%) of the Sharing Ratios. Action taken under this Section 6.03 shall be effective when Members holding at least seventy five percent (75%) of the Sharing Ratios have signed the consent, unless such consent specifies a different effective date.

Section 6.04 **Members Actions**. Except as expressly and specifically provided in this Agreement, the Members hereby waive any right to vote on, consent to, or approve any matter or action to the greatest extent permitted by the Colorado Act such that wherever the Colorado Act permits actions to be taken with the vote, consent, or approval of

Members, any group of members, or class of members, this Agreement shall be construed to have otherwise provided that such vote, consent or approval may be made by the Manager without the vote, consent, or approval of any Members, group of Members, or class of Members.

Section 6.05 **Meetings**. Meetings of the Members for any purpose or purposes may be called by a Managing Member or by holders of not less than 25% of the Sharing Ratios.

Section 6.06 **Place of Meeting**. The Managing Member or the Member calling a meeting may designate the place for any meeting either inside or outside the State of Colorado, given that the place is reasonably accessible to all Members.

Section 6.07 **Notice of Meeting**. Written notice stating the place, day and hour of the meeting, and the purpose or purposes for which the meeting is called, shall be delivered pursuant to Section 14.01, by or at the direction of the Members' Appointee, to each Member of record entitled to vote at such Meeting. Meetings of the Members may be called upon not less than 2 days' written notice.

Section 6.08 **Proxies**. At all meetings of Members, a Member entitled to vote at a meeting may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

Section 6.09 **Conduct of Meeting**. At each meeting of the Members, the Members may, but shall not be required to, elect a chairman for that particular meeting by the vote of a Required Interest of the Members that are present at the meeting. The chairman shall preside over and conduct the meeting and the Members' Appointee shall make accurate minutes of the meeting. Following each meeting, the Members' Appointee shall send the minutes of the meeting, or a summary thereof, to each Member.

Section 6.10 **No Member Compensation; Reimbursements**. Except as otherwise provided in this Agreement, no Member shall be entitled to compensation for attendance at Member meetings or for time spent in its capacity as a Member. The Members shall be entitled to reimbursement from the Company of out-of-pocket costs and expenses incurred by the Members for or on behalf of the Company, subject to approval of the Managing Members.

Section 6.11 **No State-Law Partnership**. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise. Except as otherwise required by the Act, other applicable Law, and this Agreement, no Member shall have any fiduciary duty to any other Member.

Section 6.12 **Tax Matters Partner**.

(a) The Members' Appointee is hereby designated as the "tax matters partner" as such term is defined in section 6231(a)(7) of the Code. The appointment of any successor tax matters partner shall be approved by the Members. Subject to the

provisions hereof, the tax matters partner is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Notwithstanding the foregoing, the tax matters partner shall promptly notify all Members of the commencement of any audit, investigation or other proceeding concerning the tax treatment of Company tax items and shall keep all Members adequately informed of such proceedings.

(b) The tax matters partner and the Company shall make or cause to be made all available elections as required by the Code and the Treasury Regulations to cause the Company to be classified as a partnership for federal income tax purposes.

Section 6.13 **No Right to Continued Service to Company**. The Member's acknowledge and agree that nothing contained in this Agreement shall confer upon any Member any right with respect to the continuation of any Service to the Company or interfere in any way with the right of the Company, subject to the terms of any separate agreement to the contrary, at any time to terminate such Service or to increase or decrease the compensation of a Member contributing such Service. Any decision to terminate the Service, or increase or decrease the compensation of a Member shall be made and determined by the Managing Members. Nothing in this Agreement shall be construed to limit or otherwise affect in any manner whatsoever the right or power of the Company (or any parent or subsidiary of the Company) to terminate a Member's Service or other relationship with Company (or the parent or subsidiary of the Company) at any time, for any reason or no reason, with or without Cause. THE MEMBERS ACKNOWLEDGE AND AGREE THAT NOTHING IN THIS AGREEMENT CHANGES THE AT-WILL EMPLOYMENT RELATIONSHIP THAT EXISTS BETWEEN MEMBERS AND COMPANY. EITHER MEMBERS OR COMPANY MAY TERMINATE A MEMBER'S EMPLOYMENT WITH THE COMPANY WITH OR WITHOUT CAUSE AT ANY TIME, WITH OR WITHOUT PRIOR NOTICE.

ARTICLE VII
DISTRIBUTIONS TO THE MEMBERS

Section 7.01 **Minimum Distribution to Pay Tax**. On or before the date upon which the Members are required to make each payment of their federal estimated income taxes, the Company shall distribute to each Member an amount, as determined in the reasonable discretion of the Managing Members, that is sufficient, when added to all prior distributions under this Section 7.01 for such year, to equal the product of the projected net taxable income of the Company for such year to the date of the applicable estimated tax payment multiplied by the sum of the highest marginal federal income tax rate applicable to individuals under the Code plus two-thirds of the highest marginal Colorado federal income tax rate applicable to individuals; *provided*, that such distributions shall be reduced proportionately as needed so that the cumulative amount of the distribution for any year under this Section 7.01 as of the date of the distribution does not exceed the aggregate Available Cash for such year through that date. To the extent any distribution under this Section 7.01 is not made in proportion to Sharing Ratios, such amount shall be treated as an advance against and shall be recouped from the amount of distributions that such Member would otherwise be entitled to receive under this Agreement. At the discretion of the Managing Members, the amount of tax distributions to be made to the Members

pursuant to this Section 7.01 may be reduced by the amount of distributions (other than tax distributions) previously made to the Members during such period pursuant to this Agreement. For purposes of this Section 7.01, the estimated tax payment due in January of any year and any distributions under this Section 7.01 with respect to the January estimated tax payment shall be determined with reference to the year ending on the prior December 31. Determinations made by the Managing Members concerning the administration of this Section 7.01 shall be binding upon all Members.

Section 7.02 **Non-Liquidating Distributions**. Available Cash shall be distributed to the Members in accordance with their Sharing Ratios. The timing and amount of distributions of Available Cash shall be determined by the Managing Members.

Section 7.03 **Liquidating Distributions**. Subject to Section 10.02(b), all distributions made in connection with the sale or exchange of all or substantially all of the Company's assets and all distributions made in connection with the liquidation of the Company shall be made to the Members in accordance with their respective Capital Account balances at the time of distribution after taking into account all allocations of Profit and Loss pursuant to ARTICLE VIII.

Section 7.04 **Distributions in Kind**. At the discretion of the Managing Members, distributions may be made to the Members in assets of the Company other than money, valued as of the date of distribution at their fair market value by agreement among the Members and the Company or, if no such agreement is promptly reached, by an appraiser selected by the Managing Members. For purposes of this Section 7.04, a distribution of an asset in-kind to a Member shall be considered a distribution of an amount equal to the fair market value of such asset. In-kind distributions of assets in connection with the dissolution and winding-up of the Company shall be governed by ARTICLE XIII.

Section 7.05 **Setoff of Member Distributions**. The Members acknowledge and agree that all or part of any amount otherwise due and payable to a Member or their assignee, transferee or successor under this Agreement may be setoff or applied by the Company against any liability or reimbursement then due and payable by the Member to the Company, including, but not limited to any amount due by a Member pursuant to a promissory note executed by such Member in favor of the Company. Any determination to setoff or apply amounts otherwise due to a Member or their assignee, transferee or successor shall be made in the collective subjective discretion of the Managing Members.

ARTICLE VIII
ALLOCATION OF PROFITS AND LOSSES

Section 8.01 **In General**.

(a) This Article provides for the allocation among the Members of Profit and Loss for purposes of crediting and debiting the Capital Accounts of the Members. ARTICLE IX provides for the allocation among the Members of taxable income and tax losses.

(b) Except as provided in Section 8.02, all Profits and Losses shall be allocated among the Members in accordance with their respective Sharing Ratios.

Section 8.02 Regulatory Allocations and Other Allocation Rules. Notwithstanding Section 8.01 and Section 8.03:

(a) Loss Limitation. The Losses allocated pursuant to Section 8.01 shall not exceed the maximum amount of Losses that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 8.1, the limitation set forth in this Section 8.02(a) shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under §1.704-1(b)(2)(ii)(*d*) of the Treasury Regulations. All Losses in excess of the limitations set forth in this Section 8.02(a) shall be allocated to the Members in proportion to their Sharing Ratios. This Section 8.02(a) shall be interpreted consistently with the loss limitation provisions of Treasury Regulations §1.704-1(b)(2)(ii)(*d*).

(b) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations §1.704-2(f), if there is a net decrease in partnership minimum gain (as defined in Treasury Regulations §§1.704-2(b)(2) and 1.704-2(d)(1)) during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount and in the manner required by Treasury Regulations §§1.704-2(f) and 1.704-2(j)(2). This Section 8.2(b) shall be interpreted consistently with the "minimum gain" provisions of Treasury Regulations §1.704-2 related to nonrecourse liabilities (as defined in Treasury Regulations §1.704- 2(b)(3)).

(c) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation §1.704-2(i)(4), if there is a net decrease in partner nonrecourse debt minimum gain (as defined in Treasury Regulations §§1.704-2(i)(2) and 1.704-2(i)(3)) attributable to partner nonrecourse debt (as defined in Treasury Regulations §1.704-2(b)(4)) during any fiscal year, each Member who has a share of the partner nonrecourse debt minimum gain attributable to such Member's partner nonrecourse debt, determined in accordance with Treasury Regulations §1.704-2(i)(5), shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount and in the manner required by Treasury Regulations §§1.704-2(i)(4) and 1.704-2(j)(2). This Section 8.02(c) shall be interpreted consistently with the "minimum gain" provisions of Treasury Regulations §1.704-2 related to partner nonrecourse liabilities (as defined in Treasury Regulations §1.704-2(b)(4)).

(d) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§1.704-1(b)(2)(ii)(*d*)(*4*), 1.704-1(b)(2)(ii)(*d*)(*5*) or 1.704-1(b)(2)(ii)(*d*)(*6*), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit, if any, of such Member as quickly as possible. This Section 8.02(d) shall be interpreted consistently with the "qualified income offset" provisions of Treasury Regulations §1.704-1(b)(2)(ii)(*d*).

(e) Nonrecourse Deductions. Any non-recourse deduction (as defined in Treasury Regulations §1.704-2(b)(1)) for any fiscal year shall be allocated to the Members in proportion to their respective Sharing Ratios.

(f) Member Nonrecourse Deductions. Any partner nonrecourse deductions (as defined in Treasury Regulations §§1.704-2(i)(1) and 1.704-2(i)(2)) for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the partner nonrecourse debt (as defined in Treasury Regulations §1.704-2(b)(4)) to which such Member nonrecourse deductions are attributable in accordance with Treasury Regulations §1.704-2(i)(1).

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset is required pursuant to Code section 732(d), Code section 734(b) or Code section 743(b), the Capital Accounts of the Members shall be adjusted pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(*m*).

(h) Curative Allocations. The allocations under Section 8.02(a) through Section 8.02(f) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this ARTICLE VIII. Therefore, notwithstanding any other provision this ARTICLE VIII (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 8.01. In exercising its discretion under this Section 8.02(h), the Managing Members shall take into account future Regulatory Allocations under Section 8.02(a) through Section 8.02(f) that are likely to offset other Regulatory Allocations previously made.

Section 8.03 Other Allocation Rules.

(a) Profits, Losses, and any other items allocable to any period shall be determined on a daily, monthly, or other basis, as determined by the Managing Members using any permissible method under Code section 706 and the Regulations thereunder.

(b) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations §1.752-3(a)(3), the Members' interests in Profits shall be their Sharing Ratios.

(c) To the extent permitted by Treasury Regulations §1.704-2(h)(3), the Company shall treat distributions of Available Cash as having been made from the proceeds of a nonrecourse liability (as defined in Treasury Regulations §1.704-2(b)(3)) or a partner nonrecourse debt (as defined in Treasury Regulations §1.704-2(b)(4)) only to the extent that such distributions would not cause or increase an Adjusted Capital Account Deficit for any Member.

ARTICLE IX
ALLOCATION OF TAXABLE INCOME AND TAX LOSSES

Section 9.01 **Allocation of Taxable Income and Tax Losses**. Except as provided in Section 9.02 and Section 9.03, each item of income, gain, loss and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated for book purposes under ARTICLE VIII.

Section 9.02 **Allocation of Section 704(c) Items**.

(a) The Members recognize that with respect to property contributed to the Company by a Member and with respect to property revalued in accordance with Treasury Regulations §1.704-1(b)(2)(iv)(*f*) (referred to as "Adjusted Properties"), there will be a difference between the agreed values or Carrying Values, as the case may be, of such property at the time of contribution or revaluation, as the case may be, and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, depletion, amortization and gain or loss with respect to such contributed properties and Adjusted Properties shall be allocated among the Members to take into account the book-tax disparities with respect to such properties in accordance with the provisions of sections 704(b) and 704(c) of the Code and Treasury Regulations §1.704-3(b)(1). Any gain or loss attributable to a contributed property or an Adjusted Property (exclusive of gain or loss allocated to eliminate such book-tax disparities under the immediately preceding sentence) shall be allocated in the same manner as such gain or loss would be allocated for book purposes under ARTICLE VIII.

(b) In the event of a reallocation of Capital Accounts under Section 10.03, and as otherwise provided in this Agreement, the Company shall allocate items of income, gain, deduction and loss among the Members, in accordance with the provisions of Code sections 704(b) and 704(c) and the Treasury Regulations thereunder and as the Company reasonably determines, in a manner and to the extent necessary to take into account the reallocation of Capital Accounts (or such other amount) as quickly as possible ("Corrective Allocations"). Corrective Allocations shall be made beginning in the fiscal year of the reallocation of Capital Accounts (or such other event) and in all succeeding fiscal years until the reallocation of Capital Accounts (or such other amount) has been fully taken into account.

Section 9.03 **Integration with Section 754 Election**. All items of income, gain, loss, deduction and credits recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof and all basis allocations to the Members shall be determined without regard to any election under section 754 of the Code that may be made by the Company; *provided, however*, such allocations, once made, shall be adjusted as necessary or appropriate to take into account the adjustments permitted by sections 734 and 743 of the Code.

Section 9.04 **Allocation of Tax Credits**. The tax credits, if any, with respect to the Company's property or operations shall be allocated among the Members in accordance with Treasury Regulations §1.704-1(b)(4)(ii).

ARTICLE X
ACCOUNTING AND REPORTING

Section 10.01 **Books**. The Managing Members shall cause the Company to maintain complete and accurate books of account of the Company's affairs at the principal office of the Company. Except as otherwise approved by the Managing Members, the Company's books shall be kept in accordance with generally accepted accounting principles, consistently applied, and on a cash or an accrual basis method of accounting. Subject to the requirements of applicable Law, the fiscal year of the Company shall end on December 31 of each year.

Section 10.02 **Capital Accounts**.

(a) The Managing Members shall cause the Company to maintain a separate capital account for each Member and such other Member accounts as may be necessary or desirable to comply with the requirements of applicable Law ("Capital Accounts"). Each Member's Capital Account shall be maintained in accordance with the provisions of Treasury Regulations §1.704-1(b)(2)(iv).

(b) Consistent with and as permitted in the provisions of Treasury Regulations §1.704-1(b)(2)(iv)(*f*), and subject to the remaining provisions of this Section 10.02(b), the Capital Accounts of all Members and the Carrying Values of all Company properties may be adjusted upwards or downwards to reflect any unrealized gain or unrealized loss with respect to such Company property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of such property for the amount of its fair market value immediately prior to the event giving rise to revaluation under this Section 10.02(b), and had been allocated among the Members pursuant to ARTICLE VIII). In determining such unrealized gain or unrealized loss, the fair market value of Company properties as of the date of determination shall be determined by the Managing Members.

(c) A transferee of a Member's Units shall succeed to the Capital Account attributable to the Units Transferred, except that if the Transfer causes a termination of the Company under section 708(b)(1)(B) of the Code, Treasury Regulations §1.708-1(b) shall apply.

Section 10.03 **Transfers During Year**. In order to avoid an interim closing of the Company's books, the allocation of Profits and Losses under ARTICLE VIII between a Member who Transfers part or all of its interest in the Company during the Company's accounting year and its transferee, or to a Member whose Sharing Ratio varies during the course of the Company's accounting year, may be determined pursuant to any method chosen by the Managing Members; *provided, however*, that any Profit or Loss attributable to extraordinary items related to the sale of Company property shall be allocated to the owner of the interest in the Company at the time the Profit or Loss attributable to the extraordinary item was realized.

Section 10.04 **Reports**. As soon as practicable after the end of each fiscal year of the Company, the Managing Members and specifically the Members' Appointee shall cause the Company to deliver to the Members, a copy of the Company's United States income tax return and the information, to the extent then in the possession of the Company, necessary to allow such Member to file its own income tax return for the preceding year. Except as

otherwise required by the Act or this Agreement, the Members' Appointee shall not be required to deliver to any Member any other reports, audits or financial statements.

Section 10.05 **Section 754 Election**. If requested by a Member, the Company shall make the election provided for under section 754 of the Code. Any cost incurred by the Company in implementing such election at the request of any Member shall be promptly reimbursed to the Company by the requesting Member.

ARTICLE XI
PREEMPTIVE RIGHTS

Section 11.01 **Preemptive Right**.

(a) **Issuance of New Securities**. The Company hereby grants each Member the right to purchase such Member's Pro Rata Portion of any New Securities that the Company may from time to time propose to issue or sell to any party other than Units that are authorized for issuance on the date hereof. For purposes hereof, "New Securities" shall include any and all new issuances of Units (other than Units that are authorized for issuance on the date hereof) and any Unit Equivalents convertible into, or exchangeable or exercisable for, such Units, other than Units or Unit Equivalents issued or sold by the Company in connection with: (i) a grant to any existing or prospective Managers, Officers, employees, consultants, or other service providers to the Company or any Company Subsidiary pursuant to any profits interest or similar equity-based plan or other compensation agreement; (ii) the conversion or exchange of any Unit Equivalents into Units, or the exercise of any warrants or other rights to acquire Units; (iii) any acquisition by the Company or any Company Subsidiary of any equity interests, assets, properties, or business of any Person; (iv) any merger, consolidation, or other business combination involving the Company or any Company Subsidiary and a Third Party Purchaser; (v) the commencement of any Public Offering of Units or other equity interests of the Company or a successor corporation; (vi) any subdivision of Units (by a split of Units or otherwise), payment of Distributions, or any similar recapitalization; (vii) any issuance to lenders or other financing sources that are Third Party Purchasers in an arm's-length transaction in which such lenders or other financing sources provide debt financing to the Company or any Company Subsidiary; (viii) a joint venture, strategic alliance, or other commercial relationship with a Third Party Purchaser (including Third Party Purchasers that are customers, suppliers, or strategic partners of the Company or any Company Subsidiary) relating to the operation of the Company's or any Company Subsidiary's business and not for the primary purpose of raising equity capital; or (ix) any office lease or equipment lease or similar equipment financing transaction in which the Company or any Company Subsidiary obtains from a lessor or vendor that is a Third Party Purchaser the use of such office space or equipment for its business.

(b) **Additional Issuance Notices**. The Company shall give written notice (an "Issuance Notice") of any proposed issuance or sale of New Securities described in Section 11.01(a) to the Members within five (5) Business Days following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase New Securities (a "Prospective Purchaser") and shall set forth the material terms and conditions of the proposed issuance or sale, including:

(i) the number and description of the New Securities proposed to be issued and the percentage of the Company's Units then outstanding on a Fully Diluted Basis (both in the aggregate and with respect to each class or series of Units proposed to be issued) that such issuance would represent;

(ii) the proposed issuance date, which shall be at least twenty (20) days from the date of the Issuance Notice;

(iii) the proposed purchase price per unit of the New Securities; and

(iv) if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Board's good-faith determination of the Fair Market Value thereof.

The Issuance Notice shall also be accompanied by a current copy of the Members Schedule indicating the Members' holdings of Units in a manner that enables each Member to calculate such Member's Pro Rata Portion of any New Securities.

(c) **Exercise of Preemptive Rights.** Each Member shall for a period of ten (10) Business Days following the receipt of an Issuance Notice (the "Exercise Period") have the right to elect irrevocably to purchase all or any portion of such Member's Pro Rata Portion of any New Securities, at the purchase price set forth in the Issuance Notice by delivering a written notice to the Company (an "Acceptance Notice") specifying the number of New Securities such Member desires to purchase. The delivery of an Acceptance Notice by a Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of such Member's rights under this Section 11.01 with respect to the purchase of such New Securities, but shall not affect such Member's rights with respect to any future issuances or sales of New Securities.

(d) **Over-Allotment**. No later than five (5) Business Days following the expiration of the Exercise Period, the Company shall notify each Member in writing of the number of New Securities that each Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "Over-Allotment Notice"). Each Member exercising their rights to purchase such Member's Pro Rata Portion of the New Securities in full (an "Exercising Member") shall have a right of over-allotment such that if any other Member has failed to exercise their right under this Section 11.01 to purchase such other Member's full Pro Rata Portion of the New Securities (each, a "Non-Exercising Member"), such Exercising Member may purchase such Exercising Member's Pro Rata Portion of such Non-Exercising Member's allotment by giving written notice to the Company within five (5) Business Days of receipt of the Over-Allotment Notice (the "Over-Allotment Exercise Period").

(e) **Sales to the Prospective Purchaser**. Following the expiration of the Exercise Period and, if applicable, the Over-Allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Members declined to exercise the preemptive right set forth in this Section 11.01 on terms no less favorable to the Company

than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); *provided*, that: (i) such issuance or sale is closed within twenty (20) Business Days after the expiration of the Exercise Period and, if applicable, the Over-Allotment Exercise Period (subject to the extension of such twenty (20) Business Day period for a reasonable time not to exceed forty (40) Business Days to the extent reasonably necessary to obtain any third-party approvals); and (ii) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this Section 11.01.

(f) **Closing of the Issuance**. The closing of any purchase by any Member shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this Section 11.01, the Company shall deliver the New Securities free and clear of any Liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized and validly issued. The Company, in the discretion of the Board, may deliver to each Exercising Member certificates evidencing the New Securities. Each Exercising Member shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale, including entering into such additional agreements as may be necessary or appropriate, as determined by the Board.

ARTICLE XII
TRANSFER OF UNITS; INSURANCE

Section 12.01 **Restrictions on Transfers and Liens**. No Member shall Transfer or create a Lien on all or any portion of its Units except as permitted by this ARTICLE XII. Any attempted Transfer of, or creation of a Lien on, any portion of Units not in accordance with the terms of this ARTICLE XII shall be null and void and of no legal effect.

Section 12.02 **Permitted Transfers and Liens**. Any Transfers and Liens permitted under this Section 12.02 shall be subject to the other provisions of this ARTICLE XII. The following Transfers and Liens shall be permitted (each a "Permitted Transfer"):

(a) A Member may Transfer all or any portion of its Units with the prior written approval of the Required Interest of the Managing Members in accordance with this Agreement;

(b) A Member may Transfer all or any portion of its Units to an Affiliate of such Member with the prior written approval of the Required Interest of the Managing Members;

(c) A Member Ownership Change with the prior written approval of the Required Interest of the Managing Members;

(d) A Member shall be entitled to create a Lien on all or any portion of its Units with the prior written approval of the Required Interest of the Managing Members; *provided, however*, that any Transfer of a Unit or any interest therein (whether voluntary or involuntary (including any Transfer in foreclosure)) to or by the beneficiary of such Lien shall be subject to the provisions of this ARTICLE XII.

Section 12.03 Company's Right of First Refusal.

(a) Except as otherwise provided in Section 12.02, no Member (the "Selling Member") may Transfer all or any portion of its Units to any Proposed Purchaser (the "Proposed Purchaser"), unless the Selling Member has received a bona fide written offer from the Proposed Purchaser, and the Selling Member first provides a written offer notice (an "Offer Notice") to the Managing Members stating that the Selling Member desires to Transfer all or a portion of its Units, designating the specific portion of the Units (the "Offered Interest") that the Selling Member desires to Transfer, and specifying the proposed purchase price (the "Offered Price") and all of the other proposed material terms and conditions of the proposed Transfer, of the Offered Interest (the "Offered Terms"), in each case as set forth in the offer from the Proposed Purchaser. In addition, the Selling Member shall include with the Offer Notice a copy of the Proposed Purchaser's offer.

(b) The Company shall have the right, but not the obligation, for a period of 20 Business Days after its receipt of the Offer Notice, to elect to purchase all, but not less than all, of the Offered Interest for the Offered Price and on the Offered Terms. Any such election shall be made by providing written notice of such election to the Selling Member within such 20-Business Day period.

(c) If the Company timely elects to purchase the Offered Interest, the parties shall close the sale of the Offered Interest for the Offered Price and on the Offered Terms on the *later of* (i) 30 Business Days after the Selling Member provides the Offer Notice, and (ii) five Business Days after the receipt of all required consents and approvals, if any, with respect to such Transfer from all governmental authorities. If the Company does not elect to purchase the Offered Interest or fails to close the purchase thereof within the time period specified above, the Selling Member may Transfer all, but not less than all, of the Offered Interest to the Proposed Purchaser during the *later of* (A) the 90-day period following the expiration of such 20-Business Day election period, or (B) if the Company fails to close within the time specified in clauses (i) and (ii) above, the 90-day period following the expiration of such period, but only for a cash value of the consideration to be received by the Selling Member from the Proposed Purchaser that is greater than or equal to the Offered Price and on the Offered Terms. If the Selling Member does not sell the Offered Interest in accordance with the terms described above within such 90-day period, the Selling Member shall again afford the Company the purchase rights set forth in this Section 12.03 with respect to any offer to sell, assign or dispose of all or any portion of the Offered Interest or any other Units held by the Selling Member.

Section 12.04 Death of Member.

(a) Purchase upon Death of Member. Upon the death of a Member (or in the event such Member is a legal entity, the death of the sole owner of such Member as identified on Exhibit A attached hereto), the Company shall purchase and the Member's personal representative or other successor in interest (hereinafter collectively referred to in this Section 12.04 as the "Deceased Member") shall sell to the Company all of the Units owned by the Deceased Member for the price and upon the terms and conditions hereinafter stipulated in this Section 12.04. Such purchase and sale obligations shall apply even though the Deceased Member may have attempted to bequeath or otherwise transfer, upon their death, all or a part of the Units owned by him/her/it to a Person or Persons other than the other Members or the Company.

(b) Option to Purchase. (i) The Company may purchase from the Deceased Member and the Deceased Member shall sell to the Company all of the Units owned by the Deceased Member, or (ii) the Required Interest of the Managing Members may approve of a Transfer of such Deceased Member's Units to such designated inheritor as may be presented.

(c) Deceased Purchase Price. The purchase price ("Deceased Purchase Price") for the Units purchased under this Section 12.04 shall be an amount equal to the Redemption Price as set forth in Section 12.06 herein. To ensure that a substantial part of the purchase price is available in cash upon the death of the Member, the Company may purchase life insurance in accordance with Section 12.12 herein.

(d) Closing. The closing of such purchase and sale under this Section 12.04 shall take place at the offices of Company or at an alternative location mutually agreed upon by the parties. The date of closing shall not be more than ninety (90) days following the appointment of the personal representative of the Deceased Member. During the interim period from the date of death of the Deceased Member until closing, the Deceased Member shall be deemed to have given an irrevocable proxy to the Managing Members to vote all Units owned by Deceased Member, *provided*, *however*, that such proxy shall not be used to cause an amendment to this Section 12.04 or any decrease in the Deceased Purchase Price. The Deceased Member shall not be entitled to notice of Member meetings and the sole right of Deceased Member with respect to the Units to be purchased and sold hereunder shall be the entitlement to receive payment of the Deceased Purchase Price as contemplated herein. At closing, Deceased Member shall deliver to the Company any certificates evidencing the Units being purchased, duly endorsed, or accompanied by appropriate irrevocable executed stock powers, and shall execute any other documents required by the Company to affect the purchase of Units contemplated herein. At closing, the Company shall pay the Deceased Purchase Price due to Deceased Member as specified in Section 12.04(e) below.

(e) Payment at Closing. As soon as practicable following the death of a Member, the Company shall collect the proceeds of any insurance policies owned by the Company and insuring the Member's life. Upon collection of all such proceeds and at the closing described in Section 12.04(d) above, the Company shall pay to Deceased Member in cash an amount equal to the Deceased Purchase Price, *provided*, *however*, that the Company may at its election (i) pay all or a portion of the Deceased Purchase Price by cancellation of equivalent amount of any outstanding indebtedness of the Deceased Member or to the Company, and (ii) pay up to twenty-five percent (25%) of the consideration due at

such closing by delivery of an unsecured promissory note bearing simple interest at an annual rate of five percent (5%) payable in sixty (60) equal monthly installments amortizing principal and interest, with the first payment due thirty (30) days after such closing. If the proceeds of the insurance exceed the Deceased Purchase Price that the Company must pay for the Units, the Company may retain up to $50,000 of such excesses with any proceeds above that amount paid to the Deceased Member.

Section 12.05 **Disability of Member**.

(a) Purchase upon Disability of Member. Upon the total disability (as defined below) of a Member, the Company shall purchase and the disabled Member, his conservator or guardian (hereinafter collectively referred to in this Section 12.05 as the "Disabled Member") shall sell to the to the Company all of the Units owned by the Disabled Member for the price and upon the terms and conditions hereinafter stipulated in this Section 12.05.

(b) Option to Purchase. (i) The Company may purchase from the Disabled Member and the Disabled Member shall sell to the Company all of the Units owned by the Disabled Member, or (ii) the Required Interest of the Managing Members may approve of a Transfer of such Disabled Member's Units to such designated Affiliate of such Disabled Member.

(c) Disabled Purchase Price. The purchase price ("Disabled Purchase Price") for the Units purchased under this Section 12.05 shall be an amount equal to the Redemption Price as set forth in Section 12.06 herein. To ensure that a substantial part of the Disabled Purchase Price is available in cash upon the death of the Member, the Company may purchase disability insurance in accordance with Section 12.13 herein.

(d) Definition of Total Disability**.** A Member shall be deemed to be "Totally Disabled" if they are physically or mentally unable to perform substantially all of his usual and customary duties as an employee of Company currently and for the foreseeable future and such inability has continued for at least three (3) months without a return to work and performance of substantially all of such duties for at least seven (7) consecutive days. The determination that disability does or does not exist under the foregoing definition shall be made by the physician or physicians selected for that purpose by the Managing Members. In the event that the Member whose disability is in question shall not agree upon such selection of a physician, that Member shall select a physician of their choice. The two physicians shall then select a third physician and the determination of the majority of the three physicians shall be binding. In making the determination, the physician or physicians who are selected will abide by the definition of total disability set forth in this Agreement. The cost of such determination, in the event a disability insurance policy is not in effect when such determination is required, shall be borne by Company.

(e) Closing. The closing of such purchase and sale under this Section 12.05 shall take place at the offices of Company or at an alternative location mutually agreed upon by the parties. The date of closing shall not be more than ninety (90) days following the date of determination that the Member is Totally Disabled. During the interim period from the date determination that the Member is Totally Disabled until closing, the Disabled Member shall be deemed to have given an irrevocable proxy to the Managing Members to vote all Units owned by Disabled Member; *provided*, *however*, that

such proxy shall not be used to cause an amendment to this Section 12.05 or a decrease in the Disabled Purchase Price. The Disabled Member shall not be entitled to notice of Member meetings and the sole right of Disabled Member with respect to the Units to be purchased and sold hereunder shall be the entitlement to receive payment of the purchase price as contemplated herein. At closing, Disabled Member shall deliver to the Company any certificates evidencing the Units being purchased, duly endorsed, or accompanied by appropriate irrevocable executed stock powers, and shall execute any other documents required by the Company to affect the purchase of Units contemplated herein. At closing, the Company shall pay the Disabled Purchase Price due to Disabled Member as specified in Section 12.05(f) below.

(f) Payment at Closing. As soon as practicable following the determination that the Member is Totally Disabled, the Company shall collect the proceeds of any insurance policies owned by the Company and insuring Disabled Member. Upon collection of all such proceeds and at the closing described in Section 12.05(e) above, the Company shall pay to Disabled Member in cash an amount equal to the Disabled Purchase Price, *provided*, *however*, that the Company may at its election (i) pay all or a portion of the Disabled Purchase Price by cancellation of equivalent amount of any outstanding indebtedness of the Disabled Member or to the Company, and (ii) pay up to twenty-five percent (25%) of the consideration due at such closing by delivery of an unsecured promissory note bearing simple interest at an annual rate of five percent (5%) payable in sixty (60) equal monthly installments amortizing principal and interest, with the first payment due thirty (30) days after such closing.

Section 12.06 Redemption Rights.

(a) Redemption Events. Upon (i) a Transfer or attempted Transfer of Units that is not a Permitted Transfer; (ii) [reserved]; (iii) the default by a Member under any promissory note held by the Company; (iv) the Member's voluntary filing of a petition for Bankruptcy; (v) the Member seeking, consenting to, or acquiescing in the appointment of a trustee for, receiver for, or liquidation of the Member or of all or any substantial part of the Member's properties; (vi) if the Member is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company; (vii) if the Member is a corporation, the dissolution of the corporation or the revocation of its charter; (viii) the material breach of this Agreement by a Member; (ix) if the Member is not a natural person any Member Ownership Change or attempted Member Ownership Change that is not a Permitted Transfer (each of (i) through (ix) above a "Redemption Trigger"), the Company shall have the right (but not the obligation) to purchase, and the Member, the transferee of such transferred Units, as applicable (each a "Redemption Transferee"), shall be obligated to sell, all or any portion of such Member's Units or such transferred Units, as applicable, (the Units so redeemed, the "Redeemed Units"). The per-Unit purchase price to be paid for the Redeemed Units (the "Redemption Price") and procedures by which the Redeemed Units are repurchased from the Redemption Transferee shall be as set forth below:

(b) Redemption Price.

(i) For purposes of this Agreement, the Redemption Price shall be the per Unit fair market value of the Company's Units as determined by the

Managing Members, and approved by Members holding the Required Interest, annually. If a Redemption Price has not been so determined for more than two years, the prior Redemption Price shall not be in effect and the Redemption Price shall be as determined by agreement through good faith negotiations between the Redemption Transferee and the Company.

(ii) If the Redemption Transferee, the Deceased Member, or the Disabled Member, as the case may be, and the Company are not able to agree on a Redemption Price within twenty (20) Business Days of the Company's knowledge of the Redemption Trigger, then the Company shall engage an independent accounting firm to determine the Redemption Price. If the parties disagree on such independent accounting firm engaged by the Managing Members, then, the parties shall jointly appoint an appraiser to determine the Redemption Price, and the value contained in such appraiser's report shall be the Redemption Price for the Redeemed Units. If for any reason the parties are unable to select an appraiser pursuant to Section 12.06(b)(ii) within a reasonable time, either party can apply to a court of competent jurisdiction for the selection of such appraiser.

(iii) The Redemption Transferee, the Deceased Member, or the Disabled Member, as the case may be, shall pay for the costs of any appraiser appointed pursuant to Section 12.06(b)(ii) and shall bear both its own fees and costs and other expenses and the fees, costs, and expenses of the Company incurred in the determination of the Redemption Price.

(c) Closing of Redemption Rights. The closing of the purchases of Redeemed Units by the Company shall take place at the principal office of the Company or at such other place as shall be agreed to by the participants no more than sixty (60) days after the final determination of the Redemption Price. At such closing, the Company shall wire funds or deliver a certified check or checks in the appropriate amount to the Redemption Transferee against delivery of the Redeemed Units (and if such Redeemed Units are certificated, against delivery of the certificates representing the certificated Redeemed Units duly endorsed in blank for transfer or accompanied by a stock power duly executed in blank), *provided*, *however*, that the Company may at its election (i) pay all or a portion of the purchase price by cancellation of equivalent amount of any outstanding indebtedness of the transferring Member or Redemption Transferee, as applicable, to the Company, and (ii) pay up to fifty (50%) of the consideration due at such closing by delivery of an unsecured promissory note bearing simple interest at an annual rate of five percent (5%) payable in sixty (60) equal monthly installments amortizing principal and interest, with the first payment due thirty (30) days after such closing.

Section 12.07 Forced Sale Right.

(a) Except as otherwise provided in Section 12.02, if one or more Members (each, a "Dragging Member") desires to Transfer all or a portion of the Units of the Dragging Member (so long as such portion consists of more than the Required Interest of the aggregate issued and outstanding Units in the Company) in connection with a Transfer to a Proposed Purchaser that is contingent on the Transfer of all or a portion of any Units held by any Dragged Members, the Dragging Member may deliver a notice (a "Drag-Along Notice") to the Dragged Members setting forth the Units to be Transferred,

the proposed purchase price for such Units and the other material terms of the Transfer to the Proposed Purchaser (a "Proposed Purchaser"), and attaching a copy of any agreements or written offers from the Proposed Purchaser setting forth the terms of the Transfer.

(b) After the receipt of a Drag-Along Notice, the Dragged Members shall be obligated to Transfer the same proportionate number of Units, or such lesser number of Units described in the Drag-Along Notice, to the Proposed Purchaser upon the terms and conditions set forth in the Drag-Along Notice; *provided*, *however*, that (i) the terms and conditions set forth in the Drag-Along Notice shall apply to the Units to be Transferred by the Dragging Member, (ii) the purchase price for all Units sold to the Proposed Purchaser shall be allocated among all of the Members selling their Units pro rata in accordance with the number of Units included in the sale, (iii) the closing of the purchase and sale occurs shall occur within 180 days after the delivery of the Drag-Along Notice, and (iv) the Dragged Members and Dragging Member shall bear the cost of any appraisals, commissions or other transaction fees or costs incurred in connection with the Transfer pro rata according to their respective Sharing Ratio. For the purpose of calculating the purchase price pursuant to subsection (ii) above, such purchase price shall include the portion of the value of any non-compete agreement, employment agreement or other consideration (in whatever form) that is in excess of the fair market value of such agreement or other consideration as assigned to such items by the parties in the transaction.

Section 12.08 **Tag-Along Rights**.

(a) **Participation**. Subject to the terms and conditions specified in Section 12.01, Section 12.02, and Section 12.03, if a Member (the "Selling Member") proposes to Transfer any Units to any Person (a "Proposed Transferee"), each other Member (each, a "Tag-Along Member") shall be permitted to participate in such sale (a "Tag-Along Sale") on the terms and conditions set forth in this Section 12.08.

(b) **Application of Transfer Restrictions**. The provisions of this Section 12.08 shall only apply to Transfers in which:

(i) The Company has not exercised its rights under Section 12.03 to purchase all of the Offered Interest; and

(ii) The Dragging Members have not elected to exercise their drag-along right under Section 12.07.

(c) **Sale Notice**. Prior to the consummation of any Transfer of Units qualifying under Section 12.08(b), and after satisfying such Selling Member's obligations pursuant to Section 10.03, the Selling Member shall deliver to the Company and each other Member a written notice (a "Sale Notice") of the proposed Tag-Along Sale as soon as practicable following the expiration of the notice period in Section 12.03, and in no event later than five (5) Business Days thereafter. The Sale Notice shall make reference to the Tag-Along Members' rights hereunder and shall describe in reasonable detail:

(i) The aggregate number and class of Units the Proposed Transferee has offered to purchase (the "Participation Units");

(ii) The identity of the Proposed Transferee;

(iii) The proposed date, time, and location of the closing of the Tag-Along Sale;

(iv) The purchase price per applicable Unit (which must only be payable in cash) and the other material terms and conditions of the Transfer; and

(v) A copy of any form of agreement proposed to be executed in connection therewith.

(d) **Exercise of Tag-Along Right**.

(i) The Selling Member and each Tag-Along Member timely electing to participate in the Tag-Along Sale pursuant to Section 12.08(d)(ii) shall have the right to Transfer in the Tag-Along Sale the number of Units equal to the product of (A) the aggregate number of Units that the Proposed Transferee proposes to buy as stated in the Sale Notice and (B) a fraction (x) the numerator of which is equal to the number of Units on a Fully Diluted Basis then held by such applicable Member and (y) the denominator of which is equal to the number of Units on a Fully Diluted Basis then held by the Selling Member and all of the Tag-Along Members timely electing to participate in the Tag-Along Sale pursuant to Section 12.08(d)(ii) (such amount the "Tag-Along Portion").

(ii) Each Tag-Along Member shall exercise such Tag-Along Member's right to participate in a Tag-Along Sale by delivering to the Selling Member a written notice (a "Tag-Along Notice") stating such Tag-Along Member's election to do so and specifying the number and class of Units (up to such Tag-Along Member's Tag-Along Portion) to be Transferred by such Tag-Along Member no later than ten (10) Business Days after receipt of the Sale Notice (the "Tag-Along Period").

(iii) The offer of each Tag-Along Member set forth in a Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-Along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 12.08.

(e) **Waiver**. Each Tag-Along Member who does not deliver a Tag-Along Notice in compliance with Section 12.08(d)(ii) shall be deemed to have waived all of such Tag-Along Member's rights to participate in the Tag-Along Sale with respect to the Units owned by such Tag-Along Member, and the Selling Member shall (subject to the rights of any participating Tag-Along Member) thereafter be free to sell to the Proposed Transferee the Units identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions that are not in the aggregate materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-Along Members.

(f) **Conditions of Sale**.

(i) Each Member participating in the Tag-Along Sale shall receive the same consideration per Common Unit, as the case may be, after deduction of

such Member's proportionate share of the related expenses in accordance with Section 12.08(h); *provided*, *however*, that the aggregate proceeds from such Tag-Along Sale payable to all Members participating in the Tag-Along Sale shall, after giving effect to Section 12.08(h), be distributed and paid to such participating Members pursuant to Section 7.02 on the date of the Tag-Along Sale, assuming that the only Units outstanding are the Units participating in the Tag-Along Sale.

(ii) Each Tag-Along Member shall make or provide the same representations, warranties, covenants, indemnities, and agreements as the Selling Member makes or provides in connection with the Tag-Along Sale; *provided*, that each Tag-Along Member shall only be obligated to make individual representations and warranties with respect to such Tag-Along Member's title to and ownership of such Tag-Along Member's Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against the Tag-Along Member, and other matters relating to such Tag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants, and indemnities shall be made by the Selling Member and each Tag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-Along Member in connection with the Tag-Along Sale.

(g) **Cooperation**. Each Tag-Along Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to Section 12.08(f)(ii).

(h) **Expenses**. The fees and expenses of the Selling Member incurred in connection with a Tag-Along Sale and for the benefit of all Tag-Along Members (it being understood that costs incurred by or on behalf of a Selling Member for such Selling Member's sole benefit will not be considered to be for the benefit of all Tag-Along Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-Along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Tag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-Along Sale.

(i) **Consummation of Sale**. The Selling Member shall have sixty (60) days following the expiration of the Tag-Along Period in which to consummate the Tag-Along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-Along Notice (which such sixty (60)-day period may be extended for a reasonable time not to exceed an additional thirty (30) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling Member has not completed the Tag-Along Sale, the Selling Member may not then effect a Transfer that is subject to this Section 12.08 without again fully complying with the provisions of this Section 12.08.

Section 12.09 Substitution of a Member.

(a) No transferee (by conveyance, foreclosure, operation of Law or otherwise) of all or any portion of a Membership Interest shall become a substituted Member without the consent of the Managing Members, which consent may be withheld. A transferee of Units who receives the requisite consent to become a Member shall succeed to all of the rights and interest of its transferor Member in the Company. A transferee of a Member who does not receive the requisite consent to become a Member shall not have any right to vote, shall be entitled only to the distributions to which its transferor Member otherwise would have been entitled and shall have no other right to participate in the management of the Business and affairs of the Company or to become a Member.

(b) If a Member shall be dissolved, merged or consolidated and the Company does not pursue redemption rights pursuant to Section 12.06, then its successor-in-interest shall have the same obligations and rights to profits or other compensation that such Member would have had if it had not been dissolved, merged or consolidated, except that the representative or successor shall not become a substituted Member without the consent of the Managing Members, which consent may be withheld in their sole discretion. Such a successor-in-interest who receives the requisite consent to become a Member shall succeed to all of the rights and interests of its predecessor. A successor in interest who does not receive the requisite consent to become a Member shall not have any right to vote, shall be entitled only to the distributions to which its predecessor otherwise would have been entitled and shall have no right to participate in the management of the business and affairs of the Company or to become a Member.

Section 12.10 **Transfer**. No Transfer of any interest in the Company otherwise permitted under this Agreement shall be effective for any purpose whatsoever until the transferee shall have assumed the transferor's obligations to the extent of the interest Transferred, and shall have agreed to be bound by all the terms and conditions hereof, by written instrument, duly acknowledged, in form and substance reasonably satisfactory to the Managing Members. Without limiting the foregoing, any transferee that has not become a substituted Member shall nonetheless be bound by the provisions of this ARTICLE XII with respect to any subsequent Transfer. Upon admission of the transferee as a substituted Member, the transferor Member shall have no further obligations under this Agreement with respect to that portion of its interest Transferred to the transferee; *provided, however,* no Member or former Member shall be released, either in whole or in part, from any liability of such Member to the Company pursuant to this Agreement or otherwise that has accrued through the date of such Transfer (whether as the result of a voluntary or involuntary Transfer) of all or part of such Member's interest in the Company unless the Managing Members agree to any such release in writing.

Section 12.11 **Conditions to Substitution**. As conditions to its admission as a Member (a) any assignee, transferee or successor of a Member shall execute and deliver such instruments, in form and substance satisfactory to the Managing Members, as they shall deem necessary, and (b) such assignee, transferee or successor shall pay all reasonable expenses in connection with its admission as a substituted Member, or reimburse the Company to such expenses incurred by the Company in conjunction with the admission of the substituted Member.

Section 12.12 **Admission as a Member**. No Person shall be admitted to the Company as a Member unless either (a) the Units or part thereof acquired by such Person

have been registered under the Securities Act, and any applicable state securities Laws or (b) the Managing Members have received a favorable opinion of the transferor Member's legal counsel or of other legal counsel acceptable to the Managing Members to the effect that the Transfer of the Units to such Person is exempt from registration under those Laws. The Managing Members, however, may waive in writing the requirements of this Section 12.11, at its sole discretion.

Section 12.13 **Life Insurance**. The Members acknowledge that that Managing Members may cause the Company to purchase and maintain in force during the term of this Agreement, life insurance policies insuring the life of the Members with a net benefit in an amount determined by the Managing Members. The Company shall be responsible for timely payment of all premiums and other costs attributable to such insurance policies owned by it unless other arrangements for payment of such premiums are made by written agreement between the Member or between the Members and the Company. Each Member agrees to cooperate with the Company in any reasonable manner required to allow the Company to obtain insurance on such Members' lives, including, but not limited to submitting to physical examination and the granting of authorization to the insurance company or companies to obtain medical, financial, and personal information regarding the proposed insured.

Section 12.14 **Disability Insurance**. The Members acknowledge that that Managing Members may cause the Company to purchase and maintain in force during the term of this Agreement, disability insurance policies insuring the Members with a net benefit in an amount determined by the Managing Members. The Company shall be responsible for timely payment of all premiums and other costs attributable to such insurance policies owned by it unless other arrangements for payment of such premiums are made by written agreement between the Member or between the Members and the Company. Each Member agrees to cooperate with the Company in any reasonable manner required to allow the Company to obtain insurance on such Members' lives, including, but not limited to submitting to physical examination and the granting of authorization to the insurance company or companies to obtain medical, financial, and personal information regarding the proposed insured.

ARTICLE XIII
WITHDRAWAL, DISSOLUTION AND TERMINATION

Section 13.01 **Withdrawal**. No Member shall have any right to voluntarily withdraw from membership in the Company. When a transferee of all or any portion of Units becomes a substituted Member pursuant to ARTICLE XII, the transferring Member shall cease to be a Member with respect to the portion of the Units so Transferred.

Section 13.02 **Dissolution**. The Company shall be dissolved upon the occurrence of any of the following:

(a) The consent of a Required Interest of the Members; or

(b) The sale of all or substantially all of the assets of the Company.

Section 13.03 **Liquidation**. Upon dissolution of the Company, the Managing Members shall appoint in writing one or more liquidators (who may be Members) who shall

have full authority to wind-up the affairs of the Company and to make a final distribution as provided herein. The liquidator shall continue to operate the Company Business with all of the power and authority of a Managing Member. The steps to be accomplished by the liquidator are as follows:

(a) As promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by the Company's independent accountants of the Company's assets, liabilities and operations through the last day of the month in which the dissolution occurs or the final liquidation is completed, as appropriate, including in such accounting the Profit or Loss resulting from the actual or deemed sale or distribution of the Company's property, as provided in Section 10.02(b).

(b) The liquidator shall pay all of the debts and liabilities of the Company or otherwise make adequate provision therefor (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine). The liquidator shall then, by payment of cash or property (at the election of the liquidator, and, in the case of property, valued as of the date of termination of the Company at its fair market value by an appraiser selected by the liquidator), distribute to the Members such amounts as are required to distribute all remaining amounts to the Members in accordance with Section 7.03. For purposes of this ARTICLE XIII, a distribution of an asset or an undivided interest in an asset in-kind to a Member shall be considered a distribution of an amount equal to the fair market value of such asset or undivided interest. Each Member shall have the right to designate another Person to receive any property that otherwise would be distributed in kind to that Member pursuant to this Section 13.03.

(c) Any real property distributed to the Members shall be conveyed by special warranty deed and shall be subject to the operating agreements and all Liens, contracts, and commitments then in effect with respect to such property, which shall be assumed by the Members receiving such real property.

(d) Except as expressly provided herein, the liquidator shall comply with any applicable requirements of the Act and all other applicable Laws pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Liquidation of the Company shall be completed within the time limits imposed by Treasury Regulations §1.704-1(b)(2)(ii) and (g).

(e) The distribution of cash or property to the Members in accordance with the provisions of this Section 13.03 shall constitute a complete return to the Members of their respective Capital Contributions and a complete distribution to the Members of their respective interests in the Company and all Company property. Notwithstanding any other provision of this Agreement, no Member shall have any obligation to contribute to the Company, pay to any other Member or pay to any other Person any deficit balance in such Member's Capital Account.

Section 13.04 **Articles of Dissolution**. Upon the completion of the distribution of the Company's assets as provided in this ARTICLE XIII, the Company shall be terminated and the Person acting as liquidator shall file articles of dissolution and shall take such other actions as may be necessary to terminate the Company.

ARTICLE XIV
NOTICES

Section 14.01 **Method of Notices**. All notices required or permitted by this Agreement shall be in writing and shall be hand delivered or sent by registered or certified mail, or sent via electronic mail, or by facsimile if confirmed by return facsimile, and shall be effective when personally delivered, or, if mailed, on the date set forth on the receipt of registered or certified mail, or, if emailed, on the date send, unless the email bounces back, or if sent by facsimile, upon receipt of confirmation to the Members at their respective addresses set forth on Exhibit A attached hereto. Any Member may give notice from time to time changing its respective address for that purpose, and the Members' Appointee shall update Exhibit A to reflect such change.

Section 14.02 **Computation of Time**. In computing any period of time under this Agreement, the day of the act, event, or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday, or legal holiday, in which event the period shall run until the end of the next day that is not a Saturday, Sunday or legal holiday.

ARTICLE XV
GENERAL PROVISIONS

Section 15.01 **Amendment**. This Agreement may not be amended except by an instrument in writing signed by the Managing Members that has been approved by a Required Interest of the Members or higher percentage of Sharing Ratios as required in this Agreement under Section 2.07, Section 3.02, Section 6.04, and Section 12.06.

Section 15.02 **Waiver**. Except as otherwise provided herein, rights hereunder may not be waived except by an instrument in writing signed by the party sought to be charged with granting the waiver.

Section 15.03 **Applicable Law; Submission to Jurisdiction**. This Agreement shall be construed in accordance with and governed by the Laws of the State of Colorado, excluding its conflicts of laws rules. The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the District of Colorado or district court of the State of Colorado seated in Denver, Colorado, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Colorado. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice, or other document by registered

mail to the address set forth in Section 14.01 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 15.04 **Waiver of Jury Trial**. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 15.05 **Confidentiality**.

(a) Restrictions on Disclosure. Each Member will keep confidential and not use, reveal, provide or transfer to any third party any Confidential Information it obtains or has obtained concerning the Company, except (i) to the extent that disclosure to a third-party is required by applicable Law; (ii) information that, at the time of disclosure, is generally available to the public (other than as a result of a breach of this Agreement or any other confidentiality agreement to which such Person is a party or of which it has knowledge), as evidenced by generally available documents or publications; (iii) information that was in its possession prior to disclosure (as evidenced by appropriate written materials) and was not acquired directly or indirectly from the Company; (iv) to the extent disclosure is necessary or advisable, to its or the Company's employees, consultants or advisors for the purpose of carrying out their duties hereunder; (v) to banks or other financial institutions or agencies or any independent accountants or legal counsel or investment advisors employed by the advisors, the Managing Members, the Company or any Member, to the extent disclosure is necessary or advisable to obtain financing; (vi) to the extent necessary, disclosure to third parties to enforce this Agreement, or (vii) to a Member or to their respective Affiliates; *provided, however*, that in each case of disclosure pursuant to (iv), (v), or (vii), the Persons to whom disclosure is made agree to be bound by a legally enforceable confidentiality provision. The obligation of each Member and Advisor not to disclose Confidential Information except as provided herein shall not be affected by the termination of this Agreement or the replacement of any Advisor or any Member.

(b) Restrictions on Use. Each of the Members covenants and agrees for itself and its respective Affiliates and its and their respective successors and assigns that it shall not use any proprietary or confidential information received from the Company or the other Members, except for the business of the Company or as specifically provided in this Agreement or as otherwise expressly authorized in writing by the Managing Members.

(c) Violations. The Members agree that any violation of the obligations of confidentiality and non-use set forth herein would be likely to be highly injurious to the Company. The Members consent and agree that if a Member violates any of the provisions of this Section, the Company shall be entitled, in addition to any other rights and remedies that they may have, including money damages, to apply to any court of law or equity of competent jurisdiction for specific performance and for injunctive or other relief in order to enforce or prevent any continuing violation of the provisions hereof.

Section 15.06 **Consequences Upon Divorce**. If a Member who is a natural person shall ever become legally divorced, then in connection with the property settlement that

occurs with respect to such divorce, the Member shall use all reasonable efforts to acquire from such Member's former spouse all of such spouse's interest, if any, in such Member's Units. Any spouse of a Member that acquires any Units or other interest in the Company by operation of Law or otherwise in connection with a divorce or other property settlement in consideration of marriage or divorce, agrees to cooperate in the transfer of such interest to his or her spouse or former spouse pursuant to this Section 15.06.

Section 15.07 **Headings; Interpretation**. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement. Unless expressly stated otherwise, (i) the words "include" "includes" and "including" are deemed followed by "without limitation" or words of similar import, (ii) the word "or" is inclusive, (iii) the singular and plural may be interchanged, and (iv) gendered words and their non-gendered or opposite gendered counterparts may be interchanged.

Section 15.08 **Entire Agreement**. This Agreement, and any Restricted Unit Purchase Agreements entered into by the Members, embodies the entire understanding and agreement among the parties concerning the Company and supersedes any and all prior negotiations, understandings, or agreements in regard thereto, including the Operating Agreement for the Company dated January 27, 2010, and all amendments thereto, and the Operating Agreement for the Company dated January 27, 2011, and all amendments thereto.

Section 15.09 **Additional Documents**. The Members hereto covenant and agree to execute such additional documents and to perform additional acts as are or may become necessary or convenient to carry out the purposes of this Agreement.

Section 15.10 **No Third-Party Beneficiaries**. This Agreement is for the sole benefit of the Company and the Members, and no other Person is intended to be a beneficiary of this Agreement or shall have any rights hereunder.

Section 15.11 **Separability**. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement that are valid.

Section 15.12 **Heirs, Successors and Assigns; Service as a Managing Member**. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and assigns. This Agreement shall be applicable to and binding upon the Managing Members. Service as a Managing Member shall be conclusive evidence of the acceptance of the terms hereof.

Section 15.13 **Specific Performance**. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies that may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any

act that constitute a breach or (ii) compelling the performance of any obligation that, if not performed, would constitute a breach.

Section 15.14 **Counterparts; Facsimiles & PDFs**. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. A facsimile or portable document format ("PDF") transmitted copy of this Agreement executed by one of the Members hereto shall be accepted as a copy of this Agreement originally executed by such Member.

Section 15.15 **Reliance on Authority of Person Signing Agreement**. In the event that a Member is not a natural person, neither the Company nor any Member shall: (i) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual; or (ii) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

Section 15.16 **Professional Advice**. To the extent each deemed necessary, each Person who executes this Agreement has retained such independent legal, tax, accounting, and investment advisors of his, her or its own choosing for purposes of representing their interests in this Agreement.

Section 15.17 **Attorneys' Fees**. In the event that any party hereto institutes any legal suit, action, or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action, or proceeding shall be entitled to receive, in addition to all other damages to which such party may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys' fees and expenses, and court costs.

[Signatures on following page]

IN WITNESS WHEREOF, the parties cause this Agreement to be effective by executing below.

MEMBERS:

Signature	Printed Name	Date
Rachel Irons	Rachel Irons	Sep 19, 2023
Verity Noble Verity Noble (Sep 19, 2023 17:41 MDT)	Verity Noble	Sep 19, 2023
Matthew O. Arnold Matthew O. Arnold (Sep 20, 2023 08:00 MDT)	Matthew O. Arnold	Sep 20, 2023
James Uvodich	James Uvodich	Sep 20, 2023
[signature]	Jeremy Irons	Sep 20, 2023
Jerry Baker Jerry Baker (Sep 20, 2023 08:34 MDT)	Jerry Baker	Sep 20, 2023

[Exhibits continue on following pages]

<u>Exhibit A</u>

Members, Addresses, Units

MEMBERS:	Units	Sharing Ratio
Rachel Irons, Managing Member 609 E Baseline Rd Lafayette, CO 80026	<u>32,825</u>	<u>32.825</u>%
Verity Noble, Managing Member 512 Valley View Dr Boulder, CO 80304	<u>27,925</u>	<u>27.925</u>%
Matthew O. Arnold, Managing Member 360 S 43rd St Boulder, CO 80305	<u>27,925</u>	<u>27.925</u>%
James Uvodich, Member 609 E Baseline Rd Lafayette, CO 80026	<u>4,895</u>	<u>4.895</u>%
Jeremy Irons	<u>3,430</u>	<u>3.430</u>%
Employee Option Pool (Unissued as of September 2023)	<u>2,000</u>	<u>2.000</u>%
Employee Option Pool – Jerry Baker (Unvested, 8-year vesting commences June 2024)	<u>1,000</u>	<u>1.000</u>%
Total	100,000	**100.00%**

<u>Exhibit B</u>

Members' Appointee

Calendar Year	**Members' Appointee**
2020	Matt Arnold
2021	Matt Arnold
2022	Matt Arnold
2023	Matt Arnold

NFM - Operating Agreement (Nude Foods Market LLC)

Final Audit Report 2023-09-20

Created:	2023-09-19
By:	Eric Langston (elangston@aegislaw.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAATDc-Z9Kz3dj0L_-m3HjVYEkCNsRMGLWb

"NFM - Operating Agreement (Nude Foods Market LLC)" History

- Document created by Eric Langston (elangston@aegislaw.com)
  2023-09-19 - 7:41:25 PM GMT

- Document emailed to Matt Arnold (matt@nudefoodsmarket.com) for signature
  2023-09-19 - 7:43:07 PM GMT

- Document emailed to Rachel Irons (rachel@nudefoodsmarket.com) for signature
  2023-09-19 - 7:43:07 PM GMT

- Document emailed to Verity Noble (verity@nudefoodsmarket.com) for signature
  2023-09-19 - 7:43:07 PM GMT

- Document emailed to James Uvodich (jimuvo@gmail.com) for signature
  2023-09-19 - 7:43:07 PM GMT

- Document emailed to Jeremy Irons (jeremydirons@gmail.com) for signature
  2023-09-19 - 7:43:08 PM GMT

- Document emailed to Jerry Baker (jerry@nudefoodsmarket.com) for signature
  2023-09-19 - 7:43:08 PM GMT

- Email viewed by Matt Arnold (matt@nudefoodsmarket.com)
  2023-09-19 - 9:10:49 PM GMT

- Email viewed by Rachel Irons (rachel@nudefoodsmarket.com)
  2023-09-19 - 11:01:08 PM GMT

- Document e-signed by Rachel Irons (rachel@nudefoodsmarket.com)
  Signature Date: 2023-09-19 - 11:01:25 PM GMT - Time Source: server

Email viewed by Verity Noble (verity@nudefoodsmarket.com)
2023-09-19 - 11:40:54 PM GMT

Document e-signed by Verity Noble (verity@nudefoodsmarket.com)
Signature Date: 2023-09-19 - 11:41:10 PM GMT - Time Source: server

Signer Matt Arnold (matt@nudefoodsmarket.com) entered name at signing as Matthew O. Arnold
2023-09-20 - 1:59:59 PM GMT

Document e-signed by Matthew O. Arnold (matt@nudefoodsmarket.com)
Signature Date: 2023-09-20 - 2:00:01 PM GMT - Time Source: server

Email viewed by Jerry Baker (jerry@nudefoodsmarket.com)
2023-09-20 - 2:34:13 PM GMT

Document e-signed by Jerry Baker (jerry@nudefoodsmarket.com)
Signature Date: 2023-09-20 - 2:34:58 PM GMT - Time Source: server

Email viewed by James Uvodich (jimuvo@gmail.com)
2023-09-20 - 3:43:44 PM GMT

Document e-signed by James Uvodich (jimuvo@gmail.com)
Signature Date: 2023-09-20 - 3:44:12 PM GMT - Time Source: server

Email viewed by Jeremy Irons (jeremydirons@gmail.com)
2023-09-20 - 4:43:15 PM GMT

Document e-signed by Jeremy Irons (jeremydirons@gmail.com)
Signature Date: 2023-09-20 - 4:43:37 PM GMT - Time Source: server

Agreement completed.
2023-09-20 - 4:43:37 PM GMT